CROWLEY NEWCO CORPORATION.
555 12th Street, Suite 2130, Oakland, California 94607

March 19, 2007

To the Stockholders of Crowley Maritime Corporation:

Enclosed are materials relating to an offer by Crowley Newco Corporation (“Purchaser”), a corporation I have formed to purchase shares of common stock (the “Shares”) of Crowley Maritime Corporation (“Crowley Maritime”) for a price of $2,990 per Share in cash. In order to sell your Shares, you must “tender” your Shares in accordance with the procedures set forth in the enclosed materials.

The offer is being made pursuant to the settlement of a stockholder lawsuit described in the accompanying materials. The offer also is part of a two-step transaction which will take Crowley Maritime private. If certain conditions are satisfied, once Purchaser accepts for payment Shares tendered in the offer and not withdrawn, Purchaser will merge into Crowley Maritime. In the merger, each outstanding Share that was not “tendered” (other than Shares held by Purchaser or Shares held by Crowley Maritime stockholders who exercise and perfect their appraisal rights under Delaware law as described in the offer materials) will be converted into the right to receive $2,990 per Share in cash. Following the merger, only those Crowley Maritime stockholders who have already agreed to become stockholders of Purchaser will continue as stockholders of Crowley Maritime.

As you know, although Crowley Maritime is a public company and its shares are quoted in the “pink sheets,” the market for the Shares is nearly completely illiquid. In fact, since Crowley Maritime became a public company, the “pink sheets” have reported only eight trades. The tender offer gives you an opportunity to sell your Shares at a price negotiated at arms-length with the plaintiffs in the lawsuit being settled and at a significant premium from the bid prices recently quoted in the “pink sheets.”

A special committee of Crowley Maritime’s Board of Directors, comprised of directors who are not officers or directors of Crowley Maritime, who will not continue as stockholders of Crowley Maritime following the merger described above and who have either no financial interest in the tender offer and merger or no financial interest that is different from that of the holders of stock of Crowley Maritime generally, has reviewed the offer and (i) determined that the offer is fair to and in the best interests of the unaffiliated stockholders, and (ii) recommended to the Board of Directors that it recommend that the unaffiliated stockholders accept the offer and tender their Shares. The Board of Directors of Crowley Maritime, based upon that recommendation, (a) determined that the offer is fair to and in the best interests of, the unaffiliated stockholders, and (b) recommended that the unaffiliated stockholders accept the offer and tender their Shares. Crowley Maritime has filed with the Securities and Exchange Commission a “Solicitation/Recommendation Statement on Schedule 14D-9,” a copy of which is also enclosed, which contains information concerning the position of the special committee and Crowley Maritime as well as other important information.

In addition to other conditions, consummation of the tender offer is conditioned upon the tender of a majority of the shares beneficially owned by Crowley Maritime’s unaffiliated stockholders. Purchaser will not waive this condition. The tender offer also is conditioned upon Purchaser owning, upon consummation of the tender offer, at least 95% of the outstanding Shares. The tender offer is not subject to any financing condition.

The enclosed tender offer materials include the Offer to Purchase and Letter of Transmittal for use in tendering your Shares. Those documents set forth more fully the terms and conditions of the tender offer and the merger.

I urge you to read the accompanying materials statement in their entirety and consider them carefully before deciding whether to tender your Shares. You must make your own decision as to the acceptability of the offer and you should consult your own financial and legal advisors and make such other investigations concerning the offer and the merger as you deem necessary.

Any inquiries you may have with respect to tendering your Shares should be addressed to D.F. King & Co., Inc., the Information Agent, at its address and phone numbers set forth on the back cover page of the Offer to Purchase. Additional copies of the tender offer materials may also be obtained from the Information Agent.

Sincerely,

/s/ Thomas B. Crowley, Jr.
Thomas B. Crowley, Jr.
Chairman of the Board and President
Crowley Newco Corporation
Enclosures